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                                Exhibit (a)(5)(v)

    VINCOR INTERNATIONAL INC. COMPLETES TENDER OFFER FOR R.H. PHILLIPS, INC.
               VINCOR BECOMES FOURTH LARGEST NORTH AMERICAN WINERY

     Mississauga, Ontario (October 5, 2000) - Vincor International Inc. (VN-TO) announced today that it has successfully completed its tender offer and has accepted more than 6,266,000 tendered shares of R.H. Phillips, Inc. (RHPS-NASDAQ). The tendered shares represent approximately 93.6% of R.H. Phillips outstanding shares on a fully diluted basis. Vincor will purchase these shares promptly at the price of $7.00 per share, net to the seller in cash. Vincor previously announced it had received notice of the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in connection with the transaction.

     Vincor intends to proceed promptly to complete the previously announced merger of a Vincor affiliate with R.H. Phillips and to acquire the remaining untendered shares. The merger is expected to be completed by October 6, 2000. R.H. Phillips shareholders who did not tender their shares in the merger will receive $7.00 per share, net to the seller in cash, which is the same price paid to tendering shareholders. Shareholders who did not tender will receive instructions on exchanging their shares shortly after the merger.

     "The completion of the acquisition of R.H. Phillips provides Vincor with an important platform for our international growth strategy," stated Donald L. Triggs, the President and Chief Executive Officer of Vincor. "With this closing, Vincor International has become truly international. We look forward to demonstrating the tremendous benefits to our Company of this acquisition over the months and years to come."

     "R.H. Phillips gives Vincor a national network of 90 distributors and more than 30 sales professionals to help market our products in the U.S., especially our icewine brands, and also a powerful platform for future acquisitions. Similarly, we are excited about utilizing Vincor's extensive network to accelerate R.H. Phillips' sales growth in Canada. This combination will be a win-win for both R.H. Phillips and Vincor," said Mr. Triggs.

     "I am pleased that the tender offer for R.H. Phillips has proceeded so smoothly," stated John Giguiere, Co-President of R.H. Phillips, Inc. "We are looking forward to completing the transaction and, with the help of Vincor, accelerating R.H. Phillips' growth in the United States, Canada and around the world."

     R.H. Phillips, Inc. produces and sells super premium varietal table wines. R.H. Phillips is located in the Dunnigan Hills viticultural region, which is situated 30 miles northeast of the Napa Valley. R.H. Phillips has sufficient vineyards and winery capacity in place for a 50% increase in volume. With leading brands such as Toasted Head and EXP focused on the rapidly growing, 25 million case super premium wine category, Phillips is well positioned for sustained growth.

     This is the third premium winery Vincor has acquired in fiscal 2001. In the first quarter, Vincor acquired Sumac Ridge Estate Winery and Hawthorne Mountain Vineyards, two of Canada's premier wineries. Both are located in British Columbia's southern Okanagan Valley and produce exclusively super premium VQA wines.

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     Vincor International Inc. is Canada's leading producer and marketer of wines and related products and now becomes the fourth largest by volume in North America, with leading brands in all price segments of the market. Upon completion of the R.H. Phillips acquisition, Vincor will own and operate wineries in British Columbia, Ontario, Quebec, New Brunswick and California, and market wines produced from grapes grown in the Niagara Peninsula of Ontario, the Okanagan Valley of British Columbia and the Dunnigan Hills of California. Vincor's premium brands include R.H. Phillips, Toasted Head, EXP, Inniskillin, Jackson-Triggs, Sumac Ridge, Hawthorne Mountain and Sawmill Creek. Vincor generated net sales of CN$268.2 million for its fiscal year ended March 31, 2000.

     Vincor's common stock is listed on The Toronto Stock Exchange under the symbol "VN."

     For further information contact:

          Donald L. Triggs
          President and Chief Executive Officer
          Vincor International Inc.
          (905) 564-6900